UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alliance Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01877H100

(CUSIP Number)

C.N. Reddy
c/o Alliance Semiconductor Corporation
2575 Augustine Drive
Santa Clara, CA 95054-2914
(408) 855-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877H100

1.	Name of Reporting Person: C.N. Reddy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,184,250

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,184,250

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,184,250 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.73%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 01877H100
Schedule 13D/A
Item 4. Purpose of Transaction.
This item as last amended pursuant to Amendment No. 3 to this Schedule 13D (“Amendment No. 3”) filed by C.N. Reddy with the Securities and Exchange Commission (the “SEC”) on September 8, 2005 is amended further by striking from the end of this item the two paragraphs set forth below:
“Mr. Reddy may be deemed to have a plan or proposal which relates to or would result in a change in the present board of directors of the Issuer because Mr. Reddy may be considered a “participant” (as that term is used in Schedule 14A under the Exchange Act) in a proxy solicitation by B. Riley & Co., Inc. (“Riley”), a shareholder of the Issuer, and certain of its affiliates. Mr. Reddy is named as a nominee for election to the board of directors of the Issuer in the proxy statement on Schedule 14A filed by Riley with the Commission on September 2, 2005 (the “Riley Proxy Statement”) with respect to such proxy solicitation, and may otherwise participate in the solicitation. The Riley Proxy Statement solicits stockholders of the Issuer to vote for a slate of five nominees (the “Riley Slate”), including Mr. Reddy, to the board of directors of the Issuer. Mr. Reddy is currently a member of the board of directors of the Issuer, however, the other four nominees on the Riley Slate are not currently members of the board of directors of the Issuer. The election of the Riley Slate would result in a change in the present board of directors of the Issuer.
The Riley Proxy Statement states that Riley believes that selling or shutting down the Issuer’s semiconductor business and realizing the value of the Issuer’s investment portfolio may be in the best interests of the stockholders of the Issuer. Because Mr. Reddy may be considered a “participant” in the related proxy solicitation, Mr. Reddy may be deemed to have a plan or proposal which relates to or could result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, or (iii) a material change in the Issuer’s business or corporate structure.”
This item is amended further by adding the paragraph below to the end of this item:
“Bryant R. Riley and B. Riley & Co., Inc. (“Riley”) filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission on September 2, 2005 (the “Riley Proxy Statement”) with respect to a proxy contest pursuant to which Riley was soliciting stockholders of the Issuer to vote for a slate of five nominees (the “Riley Slate”), including C.N. Reddy, to the board of directors of the Issuer. The Riley Proxy Statement states that Riley believes that selling or shutting down the Issuer’s semiconductor business and realizing the value of the Issuer’s investment portfolio may be in the best interests of the stockholders of the Issuer.
On October 17, 2005, the Issuer, N. Damodar Reddy, C.N. Reddy, B. Riley & Co., Inc., Bryant R. Riley, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez, Edward J. McCluskey, Alan B. Howe, Robert D’Agostino and J. Michael Gullard entered into a Settlement Agreement (the “Settlement Agreement”) setting forth the parties’ agreement with respect to a proxy contest related to the election of directors of the Company which had been scheduled for October 20, 2005. Pursuant to the Settlement Agreement, the Company’s board of directors (the “Board”) was expanded to seven members and includes all of the nominees proposed by Riley. Specifically, the Company’s new directors includes Bryant R. Riley, Alan B. Howe, Bob D’Agostino and J. Michael Gullard (the “New Nominees”).

CUSIP No. 01877H100
Schedule 13D/A
Pursuant to the terms of the Settlement Agreement, three individuals previously serving as directors of the Company have resigned and immediately upon compliance by the Company with Rule 14f-1 of the Securities Exchange Act of 1934, as amended, the Board comprised of the following members: Bryant R. Riley, J. Michael Gullard, Bob D’Agostino, Alan B. Howe, Edward J. McCluskey, N. Damodar Reddy and C.N. Reddy (the “New Board”).
Also as part of the Settlement Agreement, the Company scheduled a new annual meeting of stockholders for December 2, 2005 (the “New Annual Meeting”). The record date for determining stockholders eligible to vote at the New Annual Meeting will be November 1, 2005.
Pursuant to the Settlement Agreement, N. Damodar Reddy, C.N. Reddy and Riley have agreed to vote all shares of Company stock under their control and the control of their controlled affiliates in favor of the election of the nominees approved by the New Board for election at the New Annual Meeting and any other meeting of the stockholders held before August 31, 2006 for the purpose of electing or removing directors.
For a period of one year from the effectiveness of the Settlement Agreement, the signatories to the Settlement Agreement who will serve as members of the New Board, including N. Damodar Reddy, C.N. Reddy and Bryant R. Riley, have agreed to take all action necessary, consistent with their fiduciary duties to the Company, to ensure that members of the New Board continue as directors until the 2006 annual meeting of stockholders of the Company, which meeting will not be held earlier than August 31, 2006.
C.N. Reddy may be deemed to have a plan or proposal which relates to or could result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, or (iii) a material change in the Issuer’s business or corporate structure because of his being a nominee of Riley in the proxy contest initiated by Riley, his entrance into the Settlement Agreement in furtherance of Riley’s goals in the proxy contest and his belief that selling or shutting down the Issuer’s semiconductor business and realizing the value of the Issuer’s investment portfolio may be in the best interests of the stockholders of the Issuer.”
Item 5. Interest in Securities of the Issuer.
This item as last amended pursuant to Amendment No. 3 is amended further by striking all text in this item and replacing it with the following:
“As of October 17, 2005 (the “Reporting Date”), C.N. Reddy beneficially owned 4,184,250 shares of the Common Stock of the Company, which represented 11.73% of the Company’s Common Stock (based on 35,600,159 shares outstanding as reported in the Issuer’s information statement on Schedule 14f-1 filed with the Commission on October 20, 2005). The amount of shares deemed beneficially owned by C.N. Reddy as set forth above includes:
·   3,426,750 shares of Common Stock of the Company owned by C.N. Reddy;
·   677,500 shares of Common Stock of the Company owned by CNR Investments, Inc., a corporation of which C.N. Reddy is the sole stockholder; and

CUSIP No. 01877H100
Schedule 13D/A
·   80,000 shares of Common Stock of the Company subject to options exercisable by C.N. Reddy within 60 days of the Reporting Date.
(b)	Number of shares of Common Stock as to which C.N. Reddy has:
(i)	Sole power to vote or to direct the vote: 4,184,250
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 4,184,250
(iv)	Shared power to dispose or to direct the disposition of: 0
(c)      In the past 60 days C.N. Reddy has not effected any transactions involving Common Stock.
Pursuant to the Settlement Agreement, C.N. Reddy, N. Damodar Reddy and Riley each agreed to vote all shares of the Issuer’s stock under their and their affiliates’ control in favor of nominees of the New Board for election at the New Annual Meeting and any other meeting of the stockholders held before August 31, 2006 for the purpose of electing or removing directors. Because of this agreement, C.N. Reddy may be deemed to share voting control of the shares of Common Stock of the Issuer beneficially owned by each of N. Damodar Reddy and Riley and they may each be deemed to share voting control of the shares of Common Stock beneficially owned by C.N. Reddy. Based on filings made by N. Damodar Reddy and Riley with the SEC, C.N. Reddy believes that as of October 18, 2005, N. Damodar Reddy beneficially owned 6,755,350 shares of Common Stock and Riley beneficially owned 2,465,752 shares of Common Stock. C.N. Reddy disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by N. Damodar Reddy and Riley and disclaims the existence of a group among C.N. Reddy, N. Damodar Reddy and Riley. Each of N. Damodar Reddy and Riley may acquire or dispose of Common Stock and other securities of the Issuer without consultation with or approval by C.N. Reddy.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This item as last amended pursuant to Amendment No. 3 is amended further by striking all text in this item and replacing it with the following:
“Pursuant to the Settlement Agreement, C.N. Reddy, N. Damodar Reddy and Riley agreed to vote all shares of the Issuer’s stock under their and their affiliates’ control in favor of the nominees of the New Board for election at the New Annual Meeting and any other meeting of the stockholders held before August 31, 2006 for the purpose of electing or removing directors, and, until October 17, 2006, to take all action necessary, consistent with their fiduciary duties to the Company, to ensure that members of the New Board continue as directors until the 2006 annual meeting of stockholders, to be held not earlier than August 31, 2006. In addition, C.N. Reddy and the other parties to the Settlement Agreement (other than the Issuer) agreed, pursuant to the Settlement Agreement, until the 2006 annual meeting of stockholders, to not solicit proxies with respect to the election of directors or any other proposal except in their capacities as members of the Alliance Board, and not attempt, in their capacity as stockholders, to call a

CUSIP No. 01877H100
Schedule 13D/A
special meeting of stockholders of the Issuer for any purpose. The parties to the Settlement Agreement (other than the Issuer) also agreed pursuant to the Settlement Agreement to not act in concert with others as part of a 13D group for the purpose of changing the composition of the Alliance Board.
With the exception of the Settlement Agreement, neither C.N. Reddy nor CNR Investments, Inc. has entered into any contract, arrangement or understanding with or among either of them and any other person with respect to the securities of the Issuer.
The terms of the Settlement Agreement described in this Amendment represent only summaries of those terms and this Amendment does not summarize or include all of the terms of the Settlement Agreement which is incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
Exhibit A — Settlement Agreement dated October 17, 2005 — Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by Alliance Semiconductor Corporation on October 21, 2005.

CUSIP No. 01877H100
Schedule 13D/A
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2005

By:	/s/ C.N. Reddy
C.N. Reddy